Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”), and Precise Software Solutions Ltd., an Israeli corporation (“Precise”), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise Software Solutions Ltd. sent the following notice to its shareholders:

PRECISE SOFTWARE SOLUTIONS LTD.

February 26, 2003

To the Shareholders of Precise Software Solutions Ltd.:

        In December 2002, Precise Software Solutions Ltd. (“Company”) distributed to its shareholders a notice, dated December 24, 2002 (the “Notice”), regarding an extraordinary (special) meeting (the “Meeting”) of the shareholders of Company. The Notice set the initial time and record date of the Meeting, and stated that the time and record date of the Meeting may be changed.

        You are hereby notified that the Meeting has been postponed to June 2, 2003, at 7:00 a.m. (Eastern Time). The related record date for the right to participate and vote in the Meeting is postponed to April 24, 2003. The date and time of the Meeting and the related record date may be further changed.

        The location of the Meeting has not been changed. The Meeting will be held at Company’s offices at 690 Canton Street, Westwood, Massachusetts 02090, USA.

        As stated in the Notice, in connection with the matters to be considered at the Meeting, VERITAS Software Corporation (“VERITAS”) intends to file a registration statement on Form S-4, including a proxy statement/prospectus, with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the matters to be considered at the Meeting. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by VERITAS and Company with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS and Company.

        As stated in the Notice, Company, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in favor of the matters to be considered at the Meeting. A description of any interests that the directors and executive officers of Company may have will be available in the proxy statement/prospectus.

Sincerely yours,

PRECISE SOFTWARE SOLUTIONS LTD.